SO 3/6/03

VF 3-6-03

03012911

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-40764~~ 8-49583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 1 / 02 (MM/DD/YY) AND ENDING 12 / 31 / 02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Third Millennium Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 3100
(No. and Street)

Chicago	Illinois	60605
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Palumbo, Managing Member — 312-260-5086 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 2 0 2003
THOMSON FINANCIAL

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Dr.	Chicago	IL	60606-7438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, **Michael Palumbo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Third Millennium Trading, LLC**, as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SAMANTHA S MAKIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/22/03

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Third Millennium Trading, LLC

Financial Report
December 31, 2002

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Third Millennium Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Third Millennium Trading, LLC as of December 31, 2002, and the related statements of operations, changes in members' capital, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Third Millennium Trading, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 22, 2003

THIRD MILLENNIUM TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Receivable from broker-dealers, net	$	2,194,921
Securities owned, at market		117,044,550
Investments in affiliates		1,832,018
Furniture and equipment, net of accumulated depreciation of $134,656		79,793
Due from affiliate		23,864
Total assets	$	121,175,146

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Securities sold, not yet purchased, at market	$	109,072,141
Accounts payable and accrued expenses		183,315
Total liabilities		109,255,456
Subordinated borrowings		4,000,000
Members' Capital		7,919,690
Total liabilities and members' capital	$	121,175,146

The accompanying notes are an integral part of these financial statements.

THIRD MILLENNIUM TRADING, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenue:	
Net trading losses	$ (10,709,964)
Equity in earnings of affiliate	1,000,000
Other	108,187
	(9,601,777)
Expenses:	
Employee compensation and related benefits	3,211,255
Brokerage, clearance and exchange fees	1,911,436
Data processing and equipment rental	679,592
Interest	769,626
Professional fees	169,869
Rent and occupancy	115,660
Depreciation and amortization	52,471
Other operating expenses	557,267
	7,467,176
Net loss	$ (17,068,953)

The accompanying notes are an integral part of these financial statements.

THIRD MILLENNIUM TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2002

Balances, December 31, 2001	$ 25,063,939
Contributions	10,271,391
Withdrawals and distributions	(10,346,687)
Net loss	(17,068,953)
Balances, December 31, 2002	$ 7,919,690

The accompanying notes are an integral part of these financial statements.

THIRD MILLENNIUM TRADING, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2002

Balances, January 1, 2002	$	15,500,000
Issuance of subordinated notes		4,000,000
Payment of subordinated notes		(15,500,000)
Balances, December 31, 2002	$	4,000,000

The accompanying notes are an integral part of these financial statements.

THIRD MILLENNIUM TRADING, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net loss	$ (17,068,953)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Undistributed (earnings) of affiliate	(1,000,000)
Distributed earnings of affiliate	389,551
Depreciation	52,471
(Increase) decrease in operating assets:	
Receivables from broker-dealers	188,514,851
Securities owned	384,978,676
Due from affiliate	(23,864)
Increase in operating liabilities:	
Securities sold, not yet purchased	(544,246,981)
Accounts payable and accrued expenses	(981,012)
Net cash provided by operating activities	10,614,739
Cash Flows From Investing Activities	
Purchase of furniture and equipment	(5,533)
Sale of investment in affiliate	10,000
Net cash provided by investing activities	4,467
Cash Flows From Financing Activities	
Proceeds from issuances of subordinated notes	4,000,000
Payments of subordinated notes	(15,500,000)
Member contributions	10,271,391
Member withdrawals	(9,390,597)
Net cash used in financing activities	(10,619,206)
Net increase in cash	-
Cash:	
Beginning	-
Ending	$ -
Supplemental Disclosure of Cash Flow Information	
Cash payments for interest	$ 757,486
Supplemental Schedule of Noncash Financing Activities	
Noncash distribution to member (Note 1)	$ (956,090)

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business and reorganization: Third Millennium Trading, LLC (the "Company") was formed on February 8, 2000. The Company commenced operations on January 1, 2002 as a result of a contribution of proprietary trading assets and liabilities of Third Millennium Trading LLP, an affiliated company. In exchange, Third Millennium Trading LLP received a 72% ownership interest in the Company. Additional equity was raised from the contributions of assets that represent an ownership interest of 28%.

The Company accounted for the transaction in accordance with generally accepted accounting practice as a reorganization of the business activities of Third Millennium Trading LLP. Accordingly, the historical financial statements of Third Millennium Trading, LLP are presented as the opening balances of the Company.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Pax Clearing Corporation (Pax).

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments in affiliates: The Company is accounting for its investments in limited partnerships by the equity method of accounting under which the net income (loss) of the partnership is recognized in the Company's statement of operations and added to (deducted from) the investment account and distributions are treated as a reduction of the investment account.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Securities owned: Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in income.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided on a double declining-balance method over the estimated useful life of the asset.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

Note 2. Related Parties

For the year ended December 31, 2002, the Company has $23,864 due from an affiliate for expenses paid on its behalf. The Company paid the affiliate $22,947 for exchange membership seat rental.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold Not Yet Purchased
Equity securities	$ 78,779,362	$ 64,160,557
Listed options and warrants	38,265,188	44,911,584
	$ 117,044,550	$ 109,072,141

Note 4. Liabilities Subordinated to the Claims of General Creditors

Borrowings of $4,000,000 under subordination agreements at December 31, 2002, expire at various times during the year ended December 31, 2003.

The subordinated borrowings are covered by agreements approved by the Company's designated self-regulatory organization and, thus, are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid and repayment may be extended.

Note 5. Employee Benefits

The Company has a 401(k) plan covering substantially all employees who meet eligibility requirements. Participants may elect to defer a percentage of their annual compensation up to limits established by the Internal Revenue Service. The Company does not match any of the employees' deferral.

Note 6. Financial Instruments with Off Balance Sheet Risk

Securities transactions are introduced to and cleared through Pax. The Company seeks to control risks associated with its trading activities by maintaining collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, deposits additional collateral or reduces positions when necessary.

In addition, the Company has sold securities and options that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these short securities and option obligations in the financial statements at December 31, 2002, at market values of $64,160,557 and $44,911,584, respectively. The Company will incur a loss if the market value of the securities and options increase subsequent to December 31, 2002. The Company monitors such risk on a daily basis.

Note 6. Financial Instruments with Off Balance Sheet Risk (continued)

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum internally established equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective traders' investment portfolio.

Note 7. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $6,553,614 and $100,000, respectively. The Company's net capital ratio was 0.03 to 1 at December 31, 2002.

THIRD MILLENNIUM TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

SCHEDULE I

Total members' capital		$ 7,919,690
Add:		
Subordinated borrowings allowable in computation of net capital		4,000,000
Deductions and/or charges,		
Nonallowable assets:		
Investment in affiliates	$ 1,832,018	
Furniture and equipment	79,793	
Other assets	23,864	1,935,675
Net capital before haircuts on proprietary positions		9,984,015
Haircuts:		
Stocks and options		3,430,401
Net capital		6,553,614
Net capital requirement		100,000
Excess net capital		$ 6,453,614
Aggregate Indebtedness		
Accounts payable and accrued expenses		
Total aggregate indebtedness		$ 183,315
Ratio of aggregate indebtedness to net capital		0.03 to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2002, filed January 27, 2003.

THIRD MILLENNIUM TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

SCHEDULE II

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

SCHEDULE III

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Third Millennium Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Third Millennium Trading, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 22, 2003